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                  [SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]



PITTS, PATRICE M.
DIRECT LINE: 202.383.0548
E-mail: patrice.pitts@sablaw.com


                                 August 11, 2006



VIA EDGAR TRANSMISSION
----------------------

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re:   Horace Mann Life Insurance Company
           Horace Mann Life Insurance Group Annuity Separate Account

Commissioners:

On behalf of Horace Mann Life Insurance Company (the "Company") and Horace Mann Life Insurance Group Annuity Separate Account (the "Account"), we are hereby electronically transmitting for filing under the Securities Act of 1933, as amended, an initial registration statement on Form N-4 (the "Registration Statement") for certain interests in a separate account funding a flexible premium group variable annuity contract (the "Contract"). The Contract and certificates thereunder will be issued through the Account, which is being registered concurrently with the Commission under the Investment Company Act of 1940.

The Registration Statement does not include financial statements. These items, along with certain additional updating information and any exhibits not included with this filing, will be added by pre-effective amendment.

If you have any questions or comments regarding the Registration Statement, please call the undersigned at (202) 383-0548 or Stephen E. Roth at (202) 383-0158.

Sincerely,

/s/ Patrice M. Pitts

Patrice M. Pitts

Attachment

cc:  Frank D'Ambra
     Stephen E. Roth